SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002
Or
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to ____________________

COMMISSION FILE NUMBER 0-6159

A.	Full title of the plan and address, if different from that of the issuer named below:

REGIONS FINANCIAL CORPORATION
401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

REGIONS FINANCIAL CORPORATION
P.0. BOX 10247
BIRMINGHAM, ALABAMA 35202

Report of Independent Auditors

Regions Financial Corporation
Regions Financial Corporation 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Regions Financial Corporation 401(k) Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Birmingham, Alabama
June 20, 2003

Regions Financial Corporation 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2002	2001

Assets

Cash and interest bearing deposits	$ 37,985	$ 52,499
Contributions receivable	3,310,565	6,953,892
Interest and dividend income receivable	203,994	227,898
Investments, at fair value	403,756,840	427,174,550

Net assets available for benefits	$ 407,309,384	$ 434,408,839

See accompanying notes.

Regions Financial Corporation 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year ended
December 31,

2002

Additions:
Contributions from employers	$ 15,694,056
Contributions from employees	23,027,196
Dividend income	6,433,078
Capital gains	83,342
Interest income	302,878

45,540,550

Deductions:
Distributions to participants	43,284,026
Transfers to affiliate plan	4,272,707
Net depreciation in fair value of investments	25,083,272

Net decrease	27,099,455

Net assets available for benefits at beginning of year	434,408,839

Net assets available for benefits at end of year	$ 407,309,384

See accompanying notes.

Regions Financial Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2002

1. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of Regions Financial Corporation 401(k) Plan (the Plan), formerly known as the Regions Financial Corporation Profit Sharing Plan, have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

Marketable securities are stated at aggregate fair value as determined by Regions Morgan Keegan Trust (the trustee). Securities which are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Investments traded in the over-the-counter market are valued at the average of last reported bid and ask prices and listed securities for which no sale was reported on that date are valued at last reported sales price. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Administrative Expenses

All expenses incurred in the administration of the Plan including trustee fees, legal and accounting fees, are paid directly by Regions Financial Corporation and affiliates (the Company).

Regions Financial Corporation 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2002

2. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees of the Company who have at least three months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute up to 10% of pretax annual compensation, as defined in the Plan, and defer up to 100% of payments from Regions Profit Sharing Bonus Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company contributes profit-sharing amounts and 401(K) contributions at the option of the Company's board of directors.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. In addition, the Company annually grants eligible participants profit sharing bonuses, which the participant can elect to receive in cash, 401(k) allocation, or in 50% cash and 50% 401(k) allocation. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. The Company used $616,765 in forfeited balances of terminated employees to reduce 2003 Company match contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Participants are immediately vested in the Company's 401(K) contribution and their contributions plus actual earnings thereon. Vesting in the Company's profit-sharing contribution portion of their accounts plus actual earnings thereon is based on three years continuous service.

Regions Financial Corporation 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2002

2. Description of the Plan (continued)

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest is paid ratably through monthly payroll deductions. Participant loans are valued at their outstanding balances, which approximate fair value.

Payment of Benefits

On termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account, or upon death, disability or retirement, elect to receive annual installments over a 10 year period.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Regions Financial Corporation 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2002

3. Investments

Regions Morgan Keegan Trust serves as corporate trustee and custodian of the Plan holding the Plan's investment assets and executing transactions therein. All investments held by the Plan are participant directed. Participants have the option to direct their fund account assets into the following funds: RMK (Regions Morgan Keegan) Select Balanced Fund, RMK Select Limited Maturity Government Fund, RMK Select Growth Fund, RMK Select Value Fund, RMK Select Fixed Income Fund, RMK Select Aggressive Growth Fund, RMK Select Strategic Equity Fund, RMK Select High Income Fund, RMK Select Intermediate Bond Fund, RMK Select Treasury Money Market Fund, Regions Financial Stock Fund, Federated International Equity Fund, Federated International Max Cap Growth Fund, and AIM Small Cap Growth Fund. Regions Morgan Keegan Trust serves as the investment adviser to the Regions mutual funds which are managed by Federated Securities Corporation, Pittsburgh, Pennsylvania. The Regions Financial Stock Fund is managed by Regions Bank and consists primarily of investments in the common stock of Regions Financial Corporation and a small amount of cash and cash equivalents as necessary to meet liquidity needs of the fund. The Regions Financial Stock Fund's fair value is based on the quoted market price of the common stock of Regions Financial Corporation.

During 2002 the Plan's net decrease in assets available for benefits was $25,083,272, allocated by fund as follows:

Net Increase (Decrease)
in Fair Value During Year

RMK Select Balanced Fund	$ (6,892,224)
RMK Select Ltd. Maturity Government Fund	250,731
RMK Select Growth Fund	(13,938,625)
RMK Select Value Fund	(4,595,871)
RMK Select Fixed Income Fund	878,567
RMK Select Aggressive Growth Fund	(8,470,881)
RMK Select Strategic Equity Fund	(1)
RMK Select Treasury Money Market Fund	1,070
Regions Financial Stock Fund	8,382,822
Federated International Equity Fund	(612,578)
Federated International Max Cap Growth Fund	(67,825)
AIM Small Cap Growth Fund	(18,457)

$(25,083,272)

Regions Financial Corporation 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2002

3. Investments (cont.)

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

	December 31,
	2002	2001

RMK Select Balanced Fund	$ 64,244,510	$ 76,810,146
RMK Select Ltd. Maturity Government Fund	30,769,121	27,912,107
RMK Select Growth Fund	50,538,048	70,820,161
RMK Select Value Fund	19,941,934	24,060,076
RMK Select Fixed Income Fund	23,148,166	15,486,729
RMK Select Aggressive Growth Fund	31,126,152	41,471,580
RMK Select Treasury Money Market Fund	60,054,822	57,246,958
Regions Financial Stock Fund	115,063,774	105,548,769

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated November 27, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. Transactions with Parties-In-Interest

During the years ended December 31, 2002 and 2001, substantially all investment transactions were with investment funds managed by Regions Morgan Keegan Trust and are therefore related party transactions.

6. Transfer to Affiliate Plans

During the year ended December 31, 2002, $4,272,707 of net assets were transferred at fair value from the Plan to the Morgan Keegan, Inc. 401(k) Plan for employees of the former Regions Investments Corporation Inc.

Regions Financial Corporation 401(k) Plan
(Plan Number 002)
(Employee Identification Number 63-0589368)
Schedule H, Line 4I
Schedule of Assets (Held at End of Year)

December 31, 2002

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, (Including Maturity Date, Rate of Interest and Par Value)	(e) Current Value

*	RMK Select	Balanced Fund	$ 64,244,510
*	RMK Select	Ltd. Maturity Government Fund	30,769,121
*	RMK Select	Growth Fund	50,538,048
*	RMK Select	Value Fund	19,941,934
*	RMK Select	Fixed Income Fund	23,148,166
*	RMK Select	Aggressive Growth Fund	31,126,152
*	RMK Select	Strategic Equity Fund	29
*	RMK Select	High Income Fund	30
*	RMK Select	Intermediate Bond Fund	30
*	RMK Select	Treasury Money Market Fund	60,054,822
*	Regions	Financial Stock Fund	115,063,774
	Federated International	Equity Fund	2,878,975
	Federated International	Max Cap Growth Fund	631,528
	AIM	Small Cap Growth Fund	530,415
	Loans to Participants	Interest rates range from 4% to 10%	4,829,306

			$403,756,840

* Indicates party-in-interest to the Plan.

Column (d) has not been presented as this information is not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused the annual report to be signed by the undersigned thereunto duly authorized.

EMPLOYEES' 401(k) PLAN
REGIONS FINANCIAL CORPORATION

Date: June 30, 2003

By: /s/ William Michael Head

William Michael Head
Executive Vice President--Human Resources
Regions Financial Corporation

EXHIBIT INDEX
Exhibit No.	Description

(23)	Independent Auditor's Consent

(99.1)	Certification pursuant to 18 U.S.C. Section1350, as adopted pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

(99.2)	Certification pursuant to 18 U.S.C. Section1350, as adopted pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002